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April 30, 2010	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

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Securities and Exchange Commission

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Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director John Harrington, Staff Attorney Kyle Moffatt, Accountant Branch Chief Kathryn Jacobson, Staff Accountant

Re:	ReachLocal, Inc. Registration Statement on Form S-1 (File No. 333-163905)

Ladies and Gentlemen:

On behalf of ReachLocal, Inc. (the “Company” or “ReachLocal”), we are submitting this letter in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (File No. 333-163905) (the “Registration Statement”) during a telephone call on April 29, 2010.

The Staff has requested confirmation or clarification of three points relating to the risk factor entitled “We purchase most of our media from Google, and our business could be adversely affected if Google takes actions that are adverse to our interests. Similar actions from Yahoo!, Microsoft and other media providers could adversely affect our business to a lesser degree.” on pages 12 and 13 of Amendment No. 3 to the Registration Statement:

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In the bullet in this risk factor under the heading, “Google Can Choose to Change the Terms and Conditions Upon Which it Does Business with Us,” the Company provided an example of Google’s ability to make such changes by reference to changes in the North American Authorized AdWords Reseller program in January 2010. The Staff requested that the Company clarify that the new program terms proffered by Google were not specific to ReachLocal. The Company advises the Staff that, based on discussions with Google and others who have or had participated in the Authorized

April 30, 2010

AdWords Reseller program, it is the Company’s understanding that the new program terms are applicable to all participants in that program. Accordingly, the Company will revise the applicable risk factor language as follows:

Google Can Choose to Change the Terms and Conditions Upon Which it Does Business with Us. Google can act unilaterally to change the terms and conditions for our purchase of media, and Google has done so in the past. For example, effective December 31, 2008, Google terminated a publisher rebate provided as part of its North American Authorized AdWords Reseller program, which was the primary reason that our cost of revenue as a percentage of revenue increased from 52.8% in 2008 to 55.2% in 2009. In addition, in January 2010, Google advised us that ~~if we wished to continue to participate in that program,~~changes were being made to the ~~new~~ program terms, which would require ~~us~~program participants to make certain disclosures to ~~our~~their customers concerning ~~our~~their purchases of media from Google.

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In that same bullet, after disclosing that the Company now purchases media from Google on Google’s standard terms and conditions, the Company disclosed that, in March 2010, it learned that Google was contemplating potentially significant changes to those terms and conditions. The Staff has asked the Company to provide additional disclosure regarding how it learned of these potential changes and when they might become effective. Accordingly, the Company will revise the applicable risk factor language as follows:

We concluded that the benefits of the program in North America were outweighed by these additional requirements and, effective March 30, 2010, in North America we have elected to purchase Google media on Google’s standard terms and conditions. Under Google’s standard terms and conditions, Google may continue to impose additional obligations on companies like us unilaterally. For example, in March 2010, we learned, through meetings with Google, that Google was contemplating requiring companies such as ours to disclose to its customers a range of information, which might effectively include point-of-sale and ongoing disclosures regarding the percentage of media allocated to Google, the cost to us of the media and, accordingly, our fees associated with the purchase of Google media. ~~We~~Based on discussions with Google, we believe that Google ~~may~~could require these or similar disclosures as early as mid-2010. Although we cannot at this time accurately assess the degree to which Google’s imposition of these kinds of requirements would adversely affect our business, new requirements could lead to increased competition and disruption of our customer relationships. Any future changes by Google to the terms and conditions upon which we purchase media could materially and adversely affect our business.

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Finally, in connection with the bullet entitled, “Editorial Control,” the Staff requested additional information regarding interactions between the Company and Google’s editorial personnel. The Company advises the Staff that Google’s editorial personnel have never requested that the Company significantly alter its products or services.

April 30, 2010

Please do not hesitate to contact me by telephone at (213) 891-8640 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bradley A. Helms
Bradley A. Helms of LATHAM & WATKINS LLP

cc:	Zorik Gordon, ReachLocal, Inc.
Adam F. Wergeles, Esq., ReachLocal, Inc.
Christopher L. Kaufman, Esq., Latham & Watkins LLP

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